SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Penn Virginia Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

707882106
(CUSIP Number)

January 8, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,003,509 shares of Common Stock
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 6,003,509 shares of Common Stock
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,003,509 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.18%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 707882106	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS George Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,003,509 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,003,509 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,003,509 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.18%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Robert Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,003,509 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,003,509 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,003,509 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.18%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	13G	Page 5 of 12 Pages

Item 1(a).	NAME OF ISSUER.

Penn Virginia Corporation (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, PA 19087.

Item 2(a).	NAME OF PERSON FILING:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Soros Fund Management LLC (“SFM LLC”);

(ii)	George Soros; and

(iii)	Robert Soros.

This statement relates to Shares (as defined herein) held for the account of Lakestar Semi Inc., a Delaware corporation (“Lakestar”). Lakestar is an indirect wholly owned subsidiary of Quantum Partners LP, a Cayman Islands exempted limited partnership. SFM LLC serves as principal investment manager to Lakestar. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Lakestar. George Soros serves as Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 250 West 55th Street, 38th Floor, New York, NY 10019.

Item 2(c).	CITIZENSHIP:

(i) SFM LLC is a Delaware limited liability company;

(ii) George Soros is a United States citizen; and

(iii) Robert Soros is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Shares").

CUSIP No. 707882106	13G	Page 6 of 12 Pages

Item 2(e).	CUSIP NUMBER:

707882106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

This Item 3 is not applicable.

Item 4.	OWNERSHIP:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 6,003,509 Shares.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.18% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

SFM LLC
(i) Sole power to vote or direct vote: 6,003,509
(ii) Shared power to vote or direct vote: 0
(iii) Sole power to dispose or to direct the disposition of: 6,003,509
(iv) Shared power to dispose or to direct the disposition of: 0

George Soros
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 6,003,509
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 6,003,509

Robert Soros
(i) Sole power to vote or direct vote: 0
(ii) Shared power to vote or direct vote: 6,003,509
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 6,003,509

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

CUSIP No. 707882106	13G	Page 7 of 12 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The shareholders of Lakestar are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Lakestar, in accordance with their ownership interests in Lakestar.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

This Item 7 is not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

This Item 8 is not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

This Item 9 is not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 707882106	13G	Page 8 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 8, 2016

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Deputy General Counsel

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 707882106	13G	Page 9 of 12 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of January 8, 2016, by and among Soros Fund Management LLC, George Soros, and Robert Soros	10

B.	Power of Attorney, dated as of November 24, 2015, granted by George Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady, Regan O’Neill and Robert Soros.	11

C.	Power of Attorney, dated as of November 30, 2015, granted by Robert Soros in favor of Maryann Canfield, Jodye Anzalotta, Jay Schoenfarber, Thomas O’Grady and Regan O’Neill.	12

CUSIP No. 707882106	13G	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.01 par value, of Penn Virginia Corporation, dated as of January 8, 2016, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

DATED: January 8, 2016

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Deputy General Counsel

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 707882106	13G	Page 11 of 12 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY, REGAN O’NEILL and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 26th day of June 2009 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 24th day of November 2015.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros

CUSIP No. 707882106	13G	Page 12 of 12 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of MARYANN CANFIELD, JODYE ANZALOTTA, JAY SCHOENFARBER, THOMAS O’GRADY and REGAN O’NEILL, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated the 3rd day of October, 2007 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of November 2015.

/s/ Robert Soros

ROBERT SOROS